SEC File No. 70-10122

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

CERTIFICATE PURSUANT TO

RULE 24

OF PARTIAL COMPLETION OF

TRANSACTIONS

FirstEnergy Corp.

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               :
In the matter of              :
FirstEnergy Corp.                      :  Certificate Pursuant
:  to Rule 24 of Partial
:  Completion of
:  Transactions
:
SEC File No. 70-10122                     :
(Public Utility Holding Company Act  :
of 1935)                  :
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TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

The undersigned, FirstEnergy Corp. (FirstEnergy) hereby certifies pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Applications, as filed in SEC File No. 70-10122 have been carried out in accordance with the Commission’s Orders dated June 30, 2003 as follows:

1.	Balance Sheets and Income Statements for the FirstEnergy Nonutility Holding Company and its consolidated Subsidiaries for the quarter ended December 31, 2004 are attached as following exhibits:

Exhibit
1-1	Consolidated Balance Sheet and Income Statement of FirstEnergy Ventures Corp.
1-2	Consolidated Balance Sheet and Income Statement of FirstEnergy Facilities Services Group, LLC.
1-3	Balance Sheet and Income Statement of OES Ventures, Inc. - filed pursuant to request for confidential treatment.
1-4	Balance Sheet and Income Statement of Centerior Communications Holdings, Inc. - filed pursuant to request for confidential treatment.
1-5	Consolidated Balance Sheet and Income Statement of E-L Enterprises, Inc. - filed pursuant to request for confidential treatment.
1-6	Consolidated Balance Sheet and Income Statement of MARBEL HoldCo, Inc. - filed pursuant to request for confidential treatment.

Balance Sheet and Income Statement of GPU Diversified Holdings LLC are reported on Form U-9C-3.

2.	During the period October 1, 2004 through December 31, 2004, there was no Development Activity. Investments made during the fourth quarter 2004 are as follows:

Category	Investment
(In Thousands $)

EWG	$447
Financing Subsidiaries	$97,640
Energy Related Company	$8,067

3.	During the fourth quarter of 2004, there were no guarantees made on behalf of other direct or indirect Subsidiaries of the FirstEnergy Nonutility Holding Companies.

4.
During the fourth quarter of 2004, there were no services obtained by the FirstEnergy Nonutility Holding Companies, or any direct or indirect Subsidiary of the Nonutility Holding Companies from the Utility Subsidiaries.

5.
A chart of the nonutility businesses, financing subsidiaries and nonsystem securities in which FirstEnergy and its subsidiaries are engaged in or have investments in of 10% or greater are identified below:

	Type of	%
Name of Company	Subsidiary	Ownership

American Transmission Systems, Incorporated (ATSI)	US	100
Centerior Service Company (Inactive)		100
FE Acquisition Corp. (Inactive)	NUHC	100
Mid-Atlantic Energy Development Co. (Inactive)		100
FE Holdings, L.L.C. (Inactive)		-
FELHC, Inc.	ERC	100
First Communications, LLC	ETC	65
FirstEnergy Facilities Services Group, LLC (FEFSG)	NUHC	100
Dunbar Mechanical, Inc.	ERC	100
Edwards Electrical & Mechanical, Inc.	ERC	100
Elliott-Lewis Corporation	ERC	100
A.A. Duckett, Inc.	ERC	100
Duckett Plumbing, L.L.C.	ERC	90
E-L Enterprises, Inc.	NUHC	100
Modern Air Conditioning, Inc.	ERC	100
Airdex Air Conditioning Corporation	ERC	100
R.L. Anderson, Inc.	ERC	100
Sautter Crane Rental, Inc.	ERC	100
The Hattenbach Company	ERC	100
L.H. Cranston and Sons, Inc.	ERC	100
Roth Bros., Inc.	ERC	100
R.P.C. Mechanical, Inc.	ERC	100
Spectrum Controls Systems	ERC	100
FirstEnergy Nuclear Operating Company (FENOC)	ERC	100
FirstEnergy Properties, Inc. (FirstEnergy Properties)	RES	100
BSG Properties, Inc.	RES	100
FirstEnergy Securities Transfer Company	FS	100
FirstEnergy Service Company (FECO)	ERC	100
FirstEnergy Solutions Corp. (FES)	ERC	100
FirstEnergy Generation Corp. (GenCo)	EWG	100
FirstEnergy Engineering, Inc.	ERC	100
FirstEnergy Telecom Services, Inc.	ETC	100
FirstEnergy Ventures Corp. (FirstEnergy Ventures)	NUHC	100
Bay Shore Power Company	ERC	100
Centerior Communications Holdings, Inc.	NUHC	100
Fiber Venture Equity, Inc.	ETC	100
AFN Finance Company No. 3, LLC	ETC	100
Centerior Energy Services, Inc.	ERC	100
Centerior Power Enterprises, Inc.		100
Engineered Processes, Ltd.	ERC	50
Eastroc Technologies, LLC	ERC	50
FirstEnergy Telecommunications Corp.	ETC	100
Warrenton River Terminal, Ltd.	ERC	100
GPU Capital, Inc. (GPU Capital)	FUCO	100
GPU Electric, Inc. (GPU Electric)	FUCO	100
GPU Argentina Services S.R.L.	FUCO	100
EI UK Holdings, Inc.	FUCO	100
Aquila Sterling Holdings LLC	FUCO	20.1*

	Type of	%
Name of Company	Subsidiary	Ownership

GPU Diversified Holdings LLC (GPUDH)	NUHC	100
GPU Solar, Inc.	ERC	50
GPU EnerTech Holdings, Inc.	ERC	100
GPU Distributed Power, Inc.	ERC	100
GPU Nuclear, Inc. (GPUN)	ERC	100
Private Fuel Storage LLC	ERC	10.1
GPU Power, Inc. (GPU Power)	EWG	100
EI Canada Holding Limited	EWG	100
EI Services Canada Limited	EWG	100
EI Brooklyn Power Limited	EWG	100
EI Brooklyn Investments Limited	EWG	100
Syracuse Orange Partners LP	EWG	-
Jersey Central Power & Light Company (JCP&L)	US	100
JCP&L Transition Funding LLC	FS	100
JCP&L Transition Funding II LLC	FS	100
Saxton Nuclear Experimental Corporation	ERC	44
MARBEL Energy Corporation (MARBEL)	ERC	100
Marbel HoldCo, Inc.	NUHC	100
Metropolitan Edison Company (Met-Ed)	US	100
MetEd Funding LLC	FS	100
Met-Ed Preferred Capital II, Inc.	FS	100
Met-Ed Capital II, L.P.	FS	100
Met-Ed Capital Trust	FS	100
Saxton Nuclear Experimental Corporation	ERC	32
York Haven Power Company	US	100
MYR Group Inc. (MYR)	ERC	100
The L. E. Myers Company	ERC	100
Hawkeye Construction, Inc.	ERC	100
MYRcom, Inc.	ERC	100
MYRpower, Inc.	ERC	100
Great Southwestern Construction, Inc.	ERC	100
Harlan Electric Company	ERC	100
Sturgeon Electric Company, Inc.	ERC	100
ComTel Technology, Inc.	ERC	100
Power Piping Company	ERC	100
Pennsylvania Electric Company (Penelec)	US	100
Nineveh Water Company	ERC	100
Penelec Funding LLC	FS	100
Penelec Preferred Capital II, Inc.	FS	100
Penelec Capital II, L.P.	FS	100
Penelec Capital Trust	FS	100
Saxton Nuclear Experimental Corporation	ERC	24
The Waverly Electric Light and Power Company	US	100
Ohio Edison Company (OE)	US	100
OES Capital, Inc.	FS	100
OES Finance, Inc.	FS	100
OES Nuclear, Inc.	FS	100
OES Ventures, Inc.	NUHC	100
Ohio Edison Financing Trust	FS	100
Ohio Edison Financing Trust II (Inactive)	FS	100
Pennsylvania Power Company (Penn)	US	100
Penn Power Funding LLC	FS	100

	Type of	%
Name of Company	Subsidiary	Ownership

McDonald Corporate Tax Credit Fund Limited Partnership	RES	12.37
McDonald Ohio Tax Credit Fund-1996 Limited Partnership	RES	42.13
McDonald Ohio Tax Credit Fund-1998 Limited Partnership	RES	30.94
Apollo Tax Credit Fund III, L.P.	RES	33.33
Apollo Tax Credit Fund IX, L.P.	RES	99.99
Boston Capital Corporate Tax Credit Fund X, L.P.	RES	10.93
Boston Capital Corporate Tax Credit Fund XIV, L.P.	RES	14
Boston Capital Corporate Tax Credit Fund XVII, L.P.	RES	11.64
Marion Senior Housing Limited Partnership		29.21
The Cleveland Electric Illuminating Company (CEI)	US	100
Cleveland Electric Financing Trust I	FS	100
Centerior Funding Corporation	FS	100
The Toledo Edison Capital Corporation	FS	10
The Toledo Edison Company (TE)	US	100
The Toledo Edison Capital Corporation	FS	90
AFN Finance Company No. 1, LLC	ETC	100
Kinetic Ventures I, LLC	ERC	11.11
Kinetic Ventures II, LLC	ERC	14.29
PowerSpan Corp.	ERC	25.41
UMICO Holdings, Inc. (Inactive)		36

* EI UK Holdings, Inc. owns 50% voting (20.1% economic) interest in Aquila Sterling Holding LLC.

      ERC - Energy Related Activity
ETC - Exempt Telecommunications Company
EWG - Exempt Wholesale Generator
FS - Financing Subsidiary
FUCO - Foreign Utility Company
NUHC - Nonutility Holding Company
RES - Real Estate
US - Utility Subsidiary

6.
During the fourth quarter of 2004, there were no securities (including guarantees) issued by the FirstEnergy Nonutility Holding Companies and each Non-Exempt Subsidiary pursuant to Rule 52 or Rule 45(b), as applicable.

7.
During the fourth quarter of 2004, there were no Anticipatory Hedge transactions entered into by any FirstEnergy Nonutility Holding Company, or any direct or indirect Non-Exempt Subsidiary of the Nonutility Holding Company.

SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

FirstEnergy Corp.

March 24, 2005
	By:	/s/ Harvey L. Wagner
Harvey L. Wagner Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)